

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2014

<u>Via E-mail</u>
M. Ryan Kirkham, Esq.
Corporate Counsel
Peoples Bancorp Inc.
138 Putnam Street
Marietta, Ohio

Re: Peoples Bancorp Inc.
Registration Statement on Form S-4
Filed November 13, 2014
File No. 333-199152

Dear Mr. Kirkham:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We acknowledge your response to comment 1 of our letter to you dated October 30, 2014. Please confirm to the staff that the 53 page Boardbook for The Board of Directors of Peoples that you provided to us were the only materials transmitted by any means by any advisors or consultants to either Board in rendering their decisions.

2. We acknowledge your response to comment 2 of our letter to you dated October 30, 2014. As we requested, please provide the staff with the following information referred to in the fairness opinion of Keefe, Bruyette & Woods to the Board of Directors of NB&T Financial in Appendix C or confirm to us that this information is

contained in the Boardbook for The Board of Directors of Peoples that you provided to us:

- "other financial information concerning the businesses of and operations of NBTF and PEBO furnished to us by NBTF and PEBO…(page C-2);
- Financial and operating forecasts and projections of NBTF that were prepared by NBTF management…(page C-2);
- "projected balance sheet and capital data of PEBO (giving effect to the acquisitions) (page C-2);"
- "estimates regarding certain pro forma financial effects of the Transaction on PEBO (page C-2);" and
- "discussions with senior management of . . . PEBO regarding. . . "future prospects (page C-3)."

3. We acknowledge your response to comment 3 of our letter to you dated October 30, 2014. Please disclose any and all material nonpublic information that was shared directly or indirectly with NB&T Financial or any of its advisors or consultants including Keefe, Bruyette & Woods including "projections" for Peoples Bancorp for fiscal years 2014 through 2019 and other information conveyed in discussions with "members of the senior management" of Peoples Bancorp including its CEO and CFO regarding (as you note in your response letter) "the Company's prospects, the Company's view of NB&T Financial' s prospects, the impact of the merger and other topics material to its analysis." In addition, noting the projections through 2019 for Peoples and the projections for NBTF referenced on page C-2 under (v), advise the staff if these projections are consistent with the historical growth of the companies or revise the Prospectus to briefly discuss if they are not in line with historical growth of each Company.

Front Cover Page of Prospectus/Proxy Statement

4. We acknowledge your response to comment 4 of our letter to you dated October 30, 2014. Please revise the second paragraph to disclose that amount of consideration being offered for shares of NB&T may be adjusted pursuant to the merger agreement.

Summary, Required vote, page 11

5. We acknowledge your response to comment 11 of our letter to you dated October 30, 2014. Please clarify in the fourth paragraph to explain how NB&T will vote the 161,000 plus shares for which it acts as trustee that are not owned by the ESOP. Noting that 12.9% of NB&T shares held by directors have entered into a voting agreement, revise to disclose if any voting agreement has been entered into with the executive officers or any of the 5% holders listed on page 98.

Summary, Interests of directors and executive officers of NB&T Financial in the Merger, page 13

6. As required by Item 5 of Schedule 14A, and the Instruction to Item 503(a) of Regulation S-K, please summarize the material interest, direct or indirect, of directors and executive officers of NB&T Financial including the following:
   - disclose the aggregate value of the benefits that will be received by directors and executive officers as a consequence of the merger; and
   - add bullet points to summarize the golden parachute payments and the purchase from executive officers of their stock options, both vested and unvested, for cash.

Background of the Merger, page 45

7. We acknowledge your response to comment 17 of our letter to you dated October 30, 2014. Clarify on page 49 that you are disclosing the material terms of each of the three indications of interest as of June 27, 2014. Disclose on page 50 whether the Board advised each of the bidders of the material terms of competing bids and whether the two other potential bidders were given an opportunity to increase their bid in response to People's indication of interest. Disclose on page 50 the basis for the Board's belief that Peoples common stock "was likely to increase in value to a greater extent than the stock of other two potential buyers."

8. We acknowledge your response to comment 18 of our letter to you dated October 30, 2014. Please revise your discussion on page 51 to disclose basis for the Board's belief that it was "common" to pay all cash to executives for options where shareholders were only paid 25 percent in cash and 75 percent in stock.

Interests of NB&T Financial Directors and Officers in the Merger, page 75

9. We acknowledge your response to comment 19 of our letter to you dated October 30, 2014. Please revise this section to provide an overview disclosing the aggregate amount of benefits that will be received as a result of the merger by each of your executive officers. Please revise the section on page 75 entitled "Director Appointments" to identify those members of the NB&T Board that will be appointed to the Peoples Board, if known, the aggregate amount of annual compensation and who determined which board members would be appointed.

Fairness Opinion of Keefe Bruyette & Woods to the Board of NB&T Financial Group, Inc., Appendix C

10. We acknowledge your response to comment 21 of our letter to you dated October 30, 2014. Please revise page 54 to disclose that the Financial Advisor has consented to use of the opinion in the Prospectus and delete the last sentence of the first paragraph of Exhibit 99.1. Alternatively, disclose the basis for Financial Advisor's belief that shareholders cannot rely upon the opinion to support any claims against Financial Advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in Financial Advisor's engagement letter with the Company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Financial Advisor would have no effect on the rights and responsibilities of either Financial Advisor or the board of directors under the federal securities laws.

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Note 4. Loans, page 14

11. We note your response to comment 22 from our letter dated October 30, 2014. Please tell us how you determined that the reclassification adjustments between reported loan categories were deemed to be immaterial both quantitatively and qualitatively to your financial statements and address the following:
  • Explain in further detail the reclassification adjustments and corresponding reasons for the adjustments you recorded. We note significant fluctuations to reported amounts recorded within your loan portfolio segments when comparing Appendix A, as provided in your response, to your current quarterly allocation of the allowance for loan losses as disclosed on page 39 of your Form 10-Q for fiscal quarter ended September 30, 2014.
  • Explain how the reclassification adjustments significantly impacted the amounts allocated to all of your loan portfolio segments, with the exception of Deposit account overdrafts portfolio.
  • Explain why you have not reflected these changes in any of your periodic filings since these reclassification adjustments were identified.
  • Explain in further detail how these significant reallocations to your allowance for loan losses within your portfolio segments had no impact to your provision for, or recovery of loan losses for each respective period. We note significant amount and related percentage changes as a result of your reclassification adjustments.
  • Tell us how you considered whether these significant reclassification adjustments impacted management's determination of the effectiveness of both your

disclosure controls and procedures and internal controls over financial reporting for each of the impacted periods.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John A. Spitz at 202-551-3484 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney